UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant:

Kinder Morgan, Inc. (the “Company”)

2.	Name of Person Relying on Exemption:

Norges Bank

3.	Address of Person Relying on Exemption:

Bankplassen 2 P.O. Box 1179 Sentrum 0107 Oslo, Norway

4.	Written Material. The following written materials are attached:

Letter to Shareholders

* * *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Norges Bank is not asking for your proxy card and will not accept proxy cards if sent. DO NOT send us your proxy card. To vote your proxy, please follow the instructions on your proxy card.

The views expressed are those of Norges Bank. The information provided in this communication may not be relied upon as investment advice, nor be considered as a recommendation to buy or sell shares of Kinder Morgan, Inc. This communication is for informational purposes only and should not be construed as a research report. The cost of this filing is being borne entirely by Norges Bank.

(Written material follows on next page)

To: Kinder Morgan, Inc Shareholders

Subject: VOTE FOR Item 5: Establish GHG Emission Reduction Target

Annual Meeting: May 8, 2024

Contact: Tim Smith, Lead Investment Stewardship Manager, Norges Bank Investment Management, a division of Norges Bank – tim.smith@nbim.no

Dear fellow shareholders in Kinder Morgan, Inc,

In November 2023, Norges Bank filed a shareholder proposal at the company, Inc, requesting the adoption of an emission reduction target. We are grateful for the constructive and positive dialogue we have had with the Company, but decided to proceed with our proposal as we think the topic is sufficiently important that fellow shareholders should opine on it.

We take this opportunity to clarify our position on some of the topics the company’s board have raised in their opposing statement.

1.	Our proposal is not prescriptive and does not ask the Company to develop aspirational targets. At a minimum it asks the Company to disclose the sum of their existing decarbonisation efforts in a forward-looking and quantified manner.

2.	The proposal is based on our belief that a reduction in operating emissions (scope 1 and 2) will be central to driving the competitiveness and resilience of the company’s business in the long term.

3.	We view electrification as an enabler of long-term decarbonisation and believe the company’s description of electrification as merely a ‘switch’ between scope 1 and 2 emissions as too short-term.

4.	The safe harbour clause in the SEC’s final rules on climate disclosures may reduce legal risk from target setting, a further concern of the Company.

1.	The proposal does not ask for targets that are “aspirational”

The Company underlines that it does not wish to set GHG emission reduction targets that are not reasonably achievable. The proposal text does not ask for this. On the contrary, the proposal does not define any ambition level or timelines, which it leaves entirely to management’s discretion. At minimum, a target can merely quantify current decarbonisation efforts and planned investments, e.g. due to the natural replacement rate of compressor stations.

The company have ruled out the possibility of pursuing electrification of their compressor fleet based on costs ‘which could exceed $20bn’ and lack of ‘currently available technology.’ While the Company’s estimate of an >$20bn cost is high in absolute terms, we would like to be clear that the proposal is not proposing that the company should abate 100% of their compressor emissions in a single program. Companies can and do execute emissions reductions over time, in a way that optimises for current equipment lives and their own customer’s plans.

Our own expectations on climate changei ask companies to disclose their abatement cost curves to allow investors to better understand how targets can be adopted and executed over time.

2.	LNGs role in the energy transition will depend on its focus on minimising value chain emissions, and the company is falling behind their peers and the industry’s direction of travel.

The company claims that their business is ‘critical to reducing overall global GHG emissions’ and that there is a need for a replacement of ‘existing coal generation with natural gas worldwide.’ We understand the role of LNG in the energy transition but believe this will be accompanied by a focus on minimising value chain emissions. Such focus on value chain emissions from LNG underpins the need for operational (scope 1 and 2) decarbonisation at the company.

The GHG benefit that comes from replacing coal with natural gas can make LNG a meaningful contributor to emissions reduction globally, but only if the lifecycle emissions from natural gas production and transport are managed.ii iii

Where LNG exports do not necessarily displace existing coal generation and instead compete with other sources of gas, there is similar necessity to manage lifecycle emissions. In Europe for example, since Russia’s invasion of Ukraine, imports of LNG from the US have risen from 18.9bcm in 2021 to 56.2bcm in 2023. While this has had positive effects on energy security in Europe, it is not correct to characterise the change as displacing coal in electricity generation.iv For there to be a benefit in GHG terms, lifecycle emissions from the imported LNG from the US need to be lower than those in the gas that it replaces or competes with.

One illustration of this can be seen in the UK. The UK government assesses US LNG’s carbon intensity at 78kgCO2e/boe, meaning that although the US LNG only made up 14% of gas supply by volume (2022), this represented 35% of emissions.v

There are already emerging signs of the global LNG industry moving towards an increased focus on lifecycle emissions. Chevron have a methodology that covers ‘emissions from wellhead-to-discharge terminal’vi while energy consultant Wood Mackenzie have recently reported that US LNG is the most emissions intensive of the major global sourcesvii, highlighting the potential for US exports to be disadvantaged if climate legislation is further tightened in major LNG markets.

More broadly, the energy industry globally understands the value of reducing operating emissions and so the carbon intensity of their delivered product. The Oil and Gas Decarbonisation Chater, established at COP28 in the UAEviii establishes this by committing companies representing 40% of global oil and gas production to net zero operations by 2050. This included ExxonMobil, which has allocated >$10bn to scope 1 and 2 decarbonisation in their own business plan.ix

In our analysis of the energy companies in Norges Bank’s portfolio, we were only able to find three energy companies without emission reduction targets from the companies that make up 70% of our financed emissions. We believe accordingly that the company has fallen behind both their specific peers and the industry’s direction of travel overall.

3.	Replacing scope 1 emissions with scope 2 emissions enables long-term decarbonisation

The Company states that compressor electrification ‘would simply exchange Scope 1 emissions for Scope 2 emissions.’

The carbon intensity of the US electric power sector has declined by ~35% since 2005x and is expected to continue to decline based on the impact of the Inflation Reduction Act. The REPEAT project models a 77-79% reduction in GHG emissions from US electricity generation in the period from 2022-2035.xi This means that at any point since 2005, a one for one swap of scope 1 for scope 2 emissions has, all else equal, enabled meaningful decarbonisation in the years beyond the switch. The same is likely to be true in the period to 2035. So any investments in electrification should be seen as enablers of long-term decarbonisation, not simply a straight switch.

Electrification also introduces the possibility of further active decarbonisation through either installation of on-site renewable generation of use of renewable power purchase agreements. While the availability of renewable PPAs varies by market, Texas is an active market for renewable power purchase agreements. Recent corporate examples include involved Meta, TotalEnergies, Ørstedxii, Enel and EDP.

4.	The climate-disclosure rule from the SEC includes a safe harbour clause for targets.

We note KMI’s concern that the SEC’s climate rules may pose increased ‘litigation and regulatory risk.’ Even though their implementation have been paused, we believe the inclusion of a safe harbour clause in the final rule mitigates this particular risk as it covers ‘transition plans, scenario analysis, the use of an internal carbon price, and targets and goals.’xiii

Conclusion

In conclusion, we urge shareholders to vote FOR Item 5.

For further information, please contact Tim Smith at tim.smith@nbim.no.

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[i]	Climate change | Norges Bank Investment Management (nbim.no)
ii	Evaluating net life-cycle greenhouse gas emissions intensities from gas and coal at varying methane leakage rates (iop.org)
iii	Reality Check: US Natural Gas Is Not a “Cleaner” Alternative Fuel - RMI
iv	Where does the EU’s gas come from? - Consilium (europa.eu)
[v]	Carbon footprint of UK natural gas imports
vi	Pavilion Energy, QatarEnergy And Chevron Launch GHG Reporting Methodology For Delivered LNG Cargoes — Chevron
vii	Call of duties: how emission taxes on imports could transform the global LNG market | Wood Mackenzie
viii	Oil & Gas Decarbonization Charter launched to accelerate climate action (cop28.com)
ix	PowerPoint Presentation (d1io3yog0oux5.cloudfront.net)
[x]	Emissions of Carbon Dioxide in the Electric Power Sector (cbo.gov)
xi	REPEAT_Climate_Progress_and_the_117th_Congress.pdf (repeatproject.org)
xii	Ørsted and Google sign first power purchase agreement in the US (orsted.com)
xiii	SEC Adopts New Rules for Climate-Related Disclosures | Insights | Skadden, Arps, Slate, Meagher & Flom LLP